UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031–912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on payment of Interest on Capital

Rio de Janeiro, February 03, 2020 – Petróleo Brasileiro S.A. – Petrobras informs that will pay, on Friday, 02/07/2020, the third and fourth installments of shareholders remuneration for the 2019 fiscal year, both of those as Interest on Capital (IOC), based on shareholding positions as of 11/11/2019 and 12/26/2019, respectively, following up to the press releases disclosed on 10/24/2019 and 12/18/2019.

The amount of the installments o be paid will be adjusted by Selic interest rate from 12/31/2019 to 02/07/2020 according to the calculations of the monetary restatement as listed below:

IOC announced on 10/24/2019
Common Shares (ON) and Preferred Shares (PN)	IOC
Amount in Reais per common and preferred share	R$ 0.200000
Selic rate adjustment	R$ 0.000925
Total Amount	R$ 0.200925

IOC announced on 12/18/2019
Preferred Shares (PN)	IOC
Amount in Reais per preferred share	R$ 0.420000
Selic rate adjustment	R$ 0.001942
Total Amount	R$ 0.421942

On the amounts of IOC will be subject the applicable tax rate.

On the amounts corresponding to monetary restatement there will be an income tax rate of 22.5%.

The income tax withholdings, mentioned above, will not be applied to shareholders who legally prove their immune and exempt status.

The IOC not claimed within three years, as of the date of payment (02/07/2020), will expire and will be reverted in favor of the company (Law 6404/76, Article 287, Item II, subitem a).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

CREDIT INSTRUCTIONS

Payment will be made by Banco Bradesco S.A. (Bradesco), depositary institution of book-entry shares issued by Petrobras.

All shareholders who have their registration duly updated, will have their rights automatically credited to their bank accounts on the payment date.

Further information can be obtained from any Bradesco branch or by calling 0800-7011616.

For shareholders with custody in B3, the payment will be done by deposit brokers.

For holders of American Depositary Receipts (ADRs) negotiated on the New York Stock Exchange (NYSE), considering the record dates informed in the press releases mentioned above, the payment will be made from 02/18/2020 by JP Morgan Chase Bank, depositary bank of ADRs. Information and clarifications may be obtained at www.adr.com.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer